

Dakota Growers Pasta Co.

2004 Annual Report

LETTER TO SHAREHOLDERS

Seldom has the pasta industry faced the change and challenges encountered in the past two years. Significant production over capacity coupled with consumption declines left the industry at a perilous crossroads. While others in the industry were slow to react to the changing industry dynamics, Dakota Growers saw a significant opportunity and moved aggressively to position the company to both be successful in the short-term and adopt meaningful business and product changes that would strengthen the company's future.

We look forward to telling you about the significant accomplishments the dedicated employees of Dakota Growers have made in the past year. In an extremely competitive environment, we believe our management has performed better than our major competitors and placed Dakota Growers in a competitively advantageous position going forward.

The operational improvements we implemented and investments we made in 2003 and 2002 have had positive impacts. We ended fiscal year 2004 with net earnings on common stock of $336,000, or $.03 per share, compared with a loss of $432,000, ($.03 per share) in fiscal 2003. Revenues increased 5.8% and gross margins improved slightly from 8.5% to 8.6%. Operating income, in spite of a $704,000 asset impairment charge, improved by $1.6 million, and, as a percentage of revenues, improved to 2.3% from the 1.3% realized in 2003.

Our partnership in DNA Dreamfields Company, LLC was finalized in late October 2003. In February 2004, we began shipping *Dreamfields* Healthy Carb Living pasta. We now have nationwide distribution into more than 15,500 grocery stores. For the year, we were allocated $622,000 of losses from the DNA partnership, as significant funds were spent establishing initial distribution and launching consumer marketing. This has resulted in *Dreamfields* achieving a 1.1% dollar market share for the four-week time period ending October 2, 2004, a very promising start for any new retail product after just a few months of activity.

Dreamfields offers a platform to deliver health and nutrition benefits that are on trend for a healthier-eating lifestyle. In fiscal 2005, we plan to further test for health and nutrition claims and expand marketing efforts of *Dreamfields* pasta beyond low digestible carbohydrates. *Dreamfields* already contains 100% more fiber than regular pasta. Science suggests that the dietary fiber benefit is much higher and the caloric intake is considerably lower due to the protected carbohydrates being digested as fiber in the lower digestive tract. While the low-carb craze is beginning to subside, we feel *Dreamfields* is uniquely positioned to be a survivor because we do not compromise on taste or texture and provide substantial health and nutrition points of difference.

Over the last two years Dakota Growers has been forced to adjust production due to declining consumer demand, but did so in a way to remain poised for future industry reorganization. We are now seeing changes in the industry that we believe will begin showing benefits to us beginning in the second quarter of fiscal year 2005. After several years of overcapacity, extreme competition and pricing pressures, two major competitors made radical changes. New World Pasta Company filed for bankruptcy protection and closed one factory. As part of this closure, we licensed from New World Pasta the *Prince, Ronzoni, San Giorgio* and *Mrs. Wiess* brands for food service distribution. After years of expansion and inventory build-up, American Italian Pasta Company announced temporary plant closings and strategy changes which involve reducing their customer portfolio to focus on their most profitable customers and raising prices to improve depressed margins.

Now that our competitors have finally been forced to close factories and right-size their business, we are beginning to enjoy the fallout of their inability to service their customers, many of which have expressed their willingness to switch their business to Dakota Growers. This rejuvenated customer interest has catapulted our capacity utilization to 100% in the second quarter of fiscal 2005. Our experienced management team acted quickly and methodically to mobilize available capacity into shipped orders. As we rebuild our customer portfolio, we are doing so with pricing models which are in-line with increased costs of raw materials, fuel and packaging materials.

In addition to the increased revenues associated with the added business, the capacity utilization should accrue production cost benefits. In fiscal year 2004, with only an 0.8% increase in pasta sales volumes, factory utilization improved from 74% to 76% and production costs per unit declined 7.6%. Increased volumes typically produce immediate and significant improvements to the bottom line.

Our vision of our future was confirmed in July when MVC Capital, a financial company listed on the New York Stock Exchange, purchased a 7% stake in Dakota Growers. Michael Tokarz, Chairman and Portfolio Manager of MVC Capital, brings his broad strategic background and knowledge of financial markets to the company. This partnership provides a significant avenue for accessing capital needed for future facility improvements and to take advantage of business opportunities.

The MVC partnership provides a significant avenue for accessing capital needed for future facility improvements and to take advantage of business opportunities.

From the field to the plate, Dakota Growers' employees work to create new products, efficient systems and world-class services. Our farmer-direct durum sourcing capabilities with growers that we know and trust instills quality and food safety unrivaled by any other pasta manufacturer. Our grower base is also the root to our identity preservation program that ensures food safety, traceability and quality from the field to the plate.

Our agronomist continues to work in cooperation with WestBred LLC on durum variety development for disease resistant varieties. *Primo D'oro* is a competitive yielding variety with strong gluten. This past growing season, a new variety, WB 801-706, was especially high yielding under intensive management in scab-impacted areas and also is a high gluten variety. Each variety is best suited to specific growing regions and will be foundation varieties in our Series D delivery program.

The vertical integration and unique design of our durum mill and pasta production facilities allows managers to work together in refining semolina grinds that consistently extrude into the finest pastas. Our milling and pasta personnel have successfully developed new processes with strict monitoring procedures for organic, whole wheat, and proprietary *Dreamfields* products, and maintain efficiencies for low production costs.

It would be far easier to produce only traditional pasta shapes. The ever-evolving consumer, however, has a more sophisticated palette and looks for more exciting new shapes like orechiette or rainbow farfalle. Americans also want to eat healthier, but are unwilling to compromise on taste. The ingenuity and fortitude of our entire Dakota Growers team to manufacture, distribute and market *Dreamfields* pasta was no small feat. We congratulate those who collaborated and succeeded in this accomplishment.

Our production, packaging and supply chain employees are charged with executing flexible and high service levels to over 200 customers on a daily basis. We consistently provide 99%+ service levels, even while offering unique specialty products like *Dreamfields*, 100% certified organic, whole wheat or a vast array of shapes and special formulas of premium pastas. Our customer service team is the connecting point between production and sales. Their customer care efforts are unmatched and recognized by our customers. For instance, we are a *Platinum* supplier at US Food service, a level bestowed upon only the top one percent of their suppliers. Dakota Growers production and sales teams excel in planning for our customer's business needs and delivering on our commitments.

The forward warehouse and rail transfer programs, implemented by our logistics team in 2003, produced costs savings of $1.4 million in 2004 in spite of production disruptions carried over from 2003. With truck shortages created by new regulations, and rapidly rising fuel costs, the benefits of our logistics programs are expected to increase to over $2.5 million annually. Because of the effects of bringing on so much volume in such a short period of time, we don't expect to see this full benefit until the fourth quarter of fiscal 2005.

We are proud to be an industry leader in food safety and quality control programs. We consistently are recognized by the U.S. Department of Agriculture, independent auditors and our customers' own inspectors with excellent ratings for our best practices in food safety and food quality systems.

Dakota Growers production and sales teams are unmatched in planning for our customer's business and delivering on our commitments.

The last two years have truly been transitional years in the pasta industry. During that time, Dakota Growers made significant changes to our business to take maximum advantage of the changing conditions and opportunities we saw in the marketplace. Going forward, we feel we are ideally positioned to profitably grow our business and provide strong returns to our shareholders.

Jack Dalrymple
Chairman of the Board
Jack Dalrymple

Timothy J. Dodd
President and Chief Executive Officer
Timothy J. Dodd

TRENDS DRIVING OUR BUSINESS

- Health and nutrition issues gained heightened awareness, as the Center for Disease Control identified 65% of Americans as overweight or obese. As a result, adult and childhood diabetes is on the rise with 17 million Americans considered diabetic and another 16 million pre-diabetic.

- Over the past three years, the popularity of low-carb diets such as *Atkins* and *South Beach* has contributed to the 3-5% decline in total annual retail pasta sales volume.

- The U.S. Department of Agriculture plans to release updated American Dietary Guidelines in 2005. It is anticipated that there will be a heightened emphasis on whole grains.

- Meals eaten away from home continue to increase with the average American spending more than 46% of their weekly food dollar outside the home.

- Italian restaurant menu offerings, including pasta, continue to lead restaurant industry sales growth.

HEALTHIER PASTA FOR A GROWING AMERICA

The focus on health has never been greater. Diet books such as *Atkins* and *South Beach* dominated best-seller's lists during much of 2004. Due to their enormous weight loss success rates, low-carb dieters are loyal to their diets. While most diet plans have high rates of failure and dissatisfaction, 78% of low-carb dieters report that they have lost or are losing weight. At its peak in January 2004, ten percent of all Americans reported that they were following a low-carb diet. Ten months later that number fell to 4.6%. The number of Americans who say they are more aware and controlling their daily carb intake, however, has remained stable at one in four.

Dakota Growers Pasta Company's partnership in DNA Dreamfields Company, LLC resulted in the creation of a revolutionary new pasta for healthy carb living.


DREAMFIELDS
HEALTHY LOW CARB LIVING
PENNE RIGATE
ELBOWS
LINGUINE
SPAGHETTI

Providing a no-compromise solution, *Dreamfields* pasta is the fastest growing supermarket pasta brand and has carved out a 1.1% dollar market share in less than six months. The Dakota Growers sales team has successfully placed *Dreamfields* pasta on retail shelves in more than 15,500 stores across America. This significant figure represents 80% of the top 60 retailers, excluding club and limited assortment formats, accounting for 90% of the total national grocery dollar.

Of the more than 800 'low-carb' products introduced this year, *Dreamfields* was recognized by *Progressive Grocer* as an "Editor's Pick" for new, innovative consumer products. Master chefs of the San Francisco-based American Culinary Institute also rated *Dreamfields* the best-tasting 'low-carb' pasta currently on the market. The Good Housekeeping Institute granted *Dreamfields* its Good Housekeeping Seal, further communicating to consumers the trust and reliability they may place in the quality and taste of our pastas.

Dreamfields pasta, with five grams of digestible carbs per serving, provides a platform to continue

Weekly $ Sales of "Low-Carb" Pasta Brands


1.200
1.000
.800
.600
.400
.200
.000
% $ Share
5/15/04
6/12/04
7/10/04
8/07/04
9/04/04
10/02/04
10/30/04
Dreamfields
Muellers Reduced Carb
Atkins
Deboles
Darielle

4 weeks ending on the above dates, AC Nielsen

expanding additional health benefits. It is a functional food that is a good source of fiber, helps control calories, maintain a healthy weight and helps promote healthy blood sugar levels.

Whole grain foods are another focus of health-driven products. In the past year, America's largest Italian restaurant chain began serving whole durum wheat blend pasta produced by Dakota Growers as an alternative for health-conscious patrons wanting to increase the amount of fiber in their diets. Through the American Dietary Guidelines, it is anticipated that the U.S. Department of Agriculture will place more emphasis on whole grains and fiber as early as 2005. Again, DGPC's ingenuity for developing a special whole durum wheat blend pasta resulted in better organoleptic features than traditional whole wheat pasta including taste, texture and cooking quality.

Which of the following do you pay most attention to?

Calories	24%
Total Fat	18%
Carbs	18%
Saturated Fat	13%
Sodium	13%
Trans Fat	5%
None/Not Sure	9%

Source: 2004 Opinion Dynamics Corp.

RESILIENCE AND STRENGTH

The North American pasta industry currently is undergoing the most dramatic rationalization in its history. Business decisions have been made by our competitors and their customers leading to new opportunities and volume growth for Dakota Growers. Our reputation for quality pasta and excellent service levels has attracted customers who are tired of trading these benefits for pennies and promises.

Despite being faced with extremely competitive pricing and lost volume, Dakota Growers has recorded positive revenue growth from our base business in four of the past five years. While we utilized co-pack arrangements to fill capacity when it was available, we recognized that co-pack is not a long-term solution for our bottom line profitability.

We have continued to pursue a new and diversified customer base, with the number of customers served increasing 45% over the past three years. During this time frame, sales to food service and ingredient customers rose from one-third of total sales in 2002 to over 40% in 2004. Retail private label remains vital to our

US Retail Pasta Sales *(in millions of pounds, AC Nielsen for 52-weeks ending 10-04)*



1,250
1,200
1,150
1,100
1,050
1,000
2001
2002
2003
2004

business, and we expect to see improved profit margins as a result of an expanding customer base and modest price increases in the first half of fiscal 2005.

We have not wavered from our core values – customer-focused, quality-driven and cost-effective. Our partners recognize our ability to plan for their businesses, deliver on our commitment to produce premium quality pasta and provide customer service that is among the best in the food industry. Some of our customers have recognized Dakota Growers for our reliance as an elite food supplier. We are a *Platinum* supplier to US Food service, our longest standing food service customer. Gordon Food service also has recognized the Dakota Growers team among the best of their VIP suppliers.

Dakota Growers % Net Revenue Growth



15%
10%
5%
0%
-5%
-10%
2000
2001
2002
2003
2004
Net Revenue Growth Excluding Co-Pack
Net Revenue Growth



INVESTING IN POWERFUL BRANDS

In order to create the awareness and trial necessary to launch a new brand, Dakota Growers made a major commitment to invest heavily in the higher margin *Dreamfields* product line. Our management expertise and retail relationships were the starting point for propelling *Dreamfields* into the fastest growing retail brand in the pasta category. Per point of distribution per SKU, *Dreamfields* dollar sales are tracking at 85% of the leading retail brand after only six months

In May, *Dreamfields* launched a strong $15 million national advertising campaign including cable and syndicated television, women's interest magazines, as well as national FSIs and coupons. Our plan to build brand awareness and drive product trial has reached 90% of women ages 25-54 over 8 times.

We are positioning ourselves to carve out an even larger share of the growing $440 billion food service market with our own *Dakota Growers Pasta Company* brand, already the brand served at several of our nation's most popular restaurant chains.
In September 2004, Dakota Growers acquired the right to license, produce and market well-known regional food service brands *Ronzoni, Prince, San Giorgio and Mrs. Weiss*. Dakota Growers is re-establishing customer relationships and building trust in our company's products and service levels that will drive future new business.

MAY

SEPTEMBER

AWAY FROM HOME

Today, food eaten outside of the home accounts for 46% of the food dollar. Each year, consumers eat about 140 meals in restaurants, cafeterias, delis and quick-serve outlets. This year, Dakota Growers pasta became the pasta of preference at 75% of the top 20 national chain restaurants that menu pasta. From spaghetti to orzo and fettuccine to cavatappi, Dakota Growers' great tasting pasta cooks up with al dente texture and delivers performance continuity.

Italian continues to be one of the most popular ethnic restaurant food segments. According to Technomics Inc, between 1981 and 2001, the Italian segment posted a compound annual growth rate of 18.5%. Popular Italian eateries continue to post incremental same-store increases as Americans continue to enjoy traditional Italian fare including Capellini Pomodoro, Spaghetti alla Puttanesca or Lasagna al Forno.

Dakota Growers combination of focused sales strategies, consistent quality pasta and innovative menu solutions contributed to a four percent increase in institutional revenues in FY04 compared to a year ago. With our quality pastas offering operators continuity and reliability in product availability and performance, Dakota Growers is well positioned to meet the continuing expansion of restaurants and convenience-based prepared meals. Our great tasting specialty pastas also provide solutions for the heightened interest in health and nutrition.

Restaurant Industry Sales *(Billions of current dollars)*



500
400
300
200
100
0
$42.80
$164.20
$281.50
$440.10
1970
1984
1994
2004

Source: National Restaurant Sales

Restaurant Industry Share of Food Dollar



Restaurant
46%
At Home
54%

Source: National Restaurant Sales



PASSION FOR PASTA

Pasta is made with durum wheat semolina and water, two of North Dakota's finest natural resources. With such a simple product, quality is a one-way street. Our long-term commitment is why Dakota Growers is the only pasta manufacturer to employ a full-time agronomist. We study the individual quality characteristics of several varieties of durum wheat and seek out genetics that excel in gluten, protein, hard and vitreous counts and other important factors that result in better cooking quality and pastas that are more tolerable to cooking abuse.

With each case of pasta, we deliver more than penne or spaghetti. We integrate and utilize technologies that enable us to work smarter and precisely employ the vast amount of information that results in business solutions. Our personal passion for pasta leads to innovative products. Dakota Growers offers the broadest portfolio of products to our diverse customer mix. Beyond traditional and unique pastas, we provide lines of Identity Preservation, 100% certified organic, whole durum wheat blend, Italian import and the *Dreamfields* healthy carb living pastas. We have research and development resources to create prototypes that our institutional customers may test in their operations. Dakota Growers renowned Chef Antonio Cecconi creates delicious menu ideas and provides back-of-the-house labor saving solutions.

Dakota Growers Pasta Company's quality, customer service and support and passion for pasta have made us the number one food service and ingredient supplier in only ten years. Our unwavering core values are why half of all supermarket retail chains in the U.S. choose to put their brand on our pastas.



BOARD OF DIRECTORS



John S. "Jack" Dalrymple III | John D. Rice Jr. | Curtis R. Trulson | Michael E. Warner



Eugene J. Nicholas | Roger A. Kenner | Jeffrey O. Topp | Allyn K. Hart



Michael T. Tokarz | James F. Link

BOARD COMMITTEES

Compensation Committee
John S. "Jack" Dalrymple III
Curtis R. Trulson
Michael E. Warner

Audit Committee
John S. "Jack" Dalrymple III
Curtis R. Trulson
Michael E. Warner

Nomination Committee
John S. "Jack" Dalrymple III
John D. Rice Jr.
Timothy J. Dodd

Policy Committee
Allyn K. Hart
Curtis R. Trulson
James F. Link

SENIOR MANAGEMENT

Timothy J. Dodd, President and Chief Executive Officer
Thomas P. Friezen, Chief Financial Officer
Eldon Buschbom, Vice President Operations-Minnesota
Susan M. Clemens, Vice President Human Resources and Administration
James D. Cochran, Vice President Supply Chain
Jack B. Hasper, Vice President Sales and Marketing
Radwan Ibrahim, Vice President Quality Assurance
Edward O. Irion, Vice President Finance and Chief Accounting Officer
David E. Tressler, Vice President Manufacturing and Special Projects

CORPORATE INFORMATION

Corporate Headquarters
Dakota Growers Pasta Company, Inc.
One Pasta Avenue, Carrington, ND 58421
701-652-2855

Auditors
Eide Bailly LLP
Fargo, ND

Inquiries Regarding Your Stock Holdings
CUSIP # 23422 P106

Registered Shareholders (shares held by you in your name) should address communications concerning statements, dividend payments, address changes, lost certificates and other administrative matters to:

Wells Fargo Bank Minnesota, N.A.
Shareholder Services
161 North Concord Exchange
South St. Paul, MN 55075
Customer Service: 1-800-468-9716
Website: www.wellsfargo.com/shareownerservices

When inquiring about your stockholdings, please mention Dakota Growers Pasta Co., your name, Social Security number, address and telephone number.

Beneficial Shareholders (shares held by your broker in the name of the brokerage house) should direct communications on all administrative matters to your stockbroker.

Annual Meeting
January 8, 2005
Registration 11 a.m., Meeting 1 p.m.
Lake Region State College
1801 College Drive North
Devils Lake, ND 58301

Form 10-K
A copy of the Company's 2004 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through the Company's web site or SEC's EDGAR system at www.sec.gov. It will also be furnished without charge upon written request to:

Investor Relations
Dakota Growers Pasta Company, Inc.
One Pasta Avenue, Carrington, ND 58421
701-652-2855

Web site
www.dakotagrowers.com

Originally organized in 1991 as a cooperative of durum wheat growers, Dakota Growers Pasta Company, Inc. continues as the third largest producer of dry pasta products in North America. Dakota Growers is the leading supplier of retail store brand pasta and a leader in the food service and ingredient pasta markets. Processing plants are located in Carrington, North Dakota and New Hope, Minnesota. The company employs approximately 367 people.

STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included throughout this annual report and other Company reports, SEC filings, statements and presentations is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning the Company's anticipated operating results, financial resources, changes in revenues and costs, growth and expansion, and research and development programs. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations, expressed herein and in other Company reports, SEC filings, statements and presentations. Such risks include, but are not limited to: a) consumer trends, b) the competitive environment in the semolina and pasta industries, c) pasta, semolina, durum wheat and by-product prices, d) product concentration, e) product liability and f) government regulation and trade policies.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

There is no established public trading market for the Company's Common Stock or Preferred Stock. As of October 13, 2004 there were 1,318 holders of the Company's Common Stock.

Two unrelated companies, Variable Investment Advisers, Inc. (VIA) and Alerus Securities have established Alternative Trading Systems (ATS) to facilitate trading of the Company's Common Stock. We do not implicitly or explicitly endorse VIA, Alerus Securities or their respective web sites, and we are not responsible for products and services that VIA or Alerus Securities provide. We do not stand behind VIA or Alerus Securities or receive any fees from either of them in connection with the services offered on their respective web sites. Links to the respective web sites of VIA and Alerus Securities are available through the "Investors" portion of the Company's website at *www.dakotagrowers.com*.

As a cooperative, qualified patronage dividends had been declared and paid in prior years. No corporate dividends on Common Stock have been declared within the last two fiscal years. We anticipate that dividends paid by the Company will be lower than the patronage distributions previously declared and paid by the Cooperative. Corporate dividends are affected by the amount of income taxes on corporate earnings. We anticipate that dividends will also be reduced compared to historical cooperative patronage distributions as the Board of Directors reinvests a larger portion of the entity's earnings to fund debt repayments, working capital requirements, equipment acquisitions, market share retention and expansion, and cost-saving projects.

TABLE OF CONTENTS

Selected Financial Data . . . . . page 12

Management's Discussion and Analysis . . . . . page 14

Consolidated Statements of Operations . . . . . page 19

Consolidated Balance Sheets . . . . . page 20

Consolidated Statements of Cash Flows . . . . . page 21

Consolidated Statements of Changes in Stockholders' Equity . . . . . page 22

Notes to Consolidated Financial Statements . . . . . page 24

Report of Independent Registered Public Accounting Firm . . . . . page 35

SELECTED FINANCIAL DATA

The selected financial data presented on page 13 for the fiscal years ended July 31, 2004, 2003, 2002, 2001 and 2000 has been derived from the audited consolidated financial statements of the Company (and the Cooperative for periods presented prior to the conversion from a cooperative to a corporation). The conversion of Dakota Growers Pasta Company from a cooperative to a corporation was completed effective July 1, 2002. The conversion was accounted for as an exchange between related parties. Therefore, no gain or loss was recognized at the time of conversion and the book value of the assets and liabilities of the Cooperative carried over to the Company. Upon conversion, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6.1 million. The selected financial data set forth in this section should be read in conjunction with the Company's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

SELECTED FINANCIAL DATA

(In thousands, except per share data and ratios.)

	Fiscal year ended July 31				
	2004	2003	2002	2001	2000
INCOME STATEMENT DATA					
Net revenues	$ 144,679	$ 136,806	$ 152,465	$ 135,921	$ 136,862
Cost of goods sold	132,245	125,160	130,502	124,811	116,890
Gross profit	12,434	11,646	21,963	11,110	19,972
Marketing, general and administrative expenses	8,345	9,816	9,382	9,631	9,713
Loss on asset impairment	704	–	–	–	–
Operating income	3,385	1,830	12,581	1,479	10,259
Other expense - net	(2,835)	(2,364)	(3,365)	(3,574)	(3,929)
Income (loss) before income taxes	550	(534)	9,216	(2,095)	6,330
Charge to record deferred taxes upon conversion from a cooperative to a corporation (2)	–	–	6,105	–	–
Income tax expense (benefit)	214	(105)	1,277	(311)	(1,298)
Net income (loss)	336	(429)	1,834	(1,784)	7,628
Dividends on preferred stock	–	3	10	15	4
Net earnings (loss) on common/equity stock	$ 336	$ (432)	$ 1,824	$ (1,799)	$ 7,624
Net earnings (loss) per common/equity share - Basic	$ 0.03	$ (0.03)	$ 0.16	$ (0.16)	$ 0.68
Weighted average common/equity shares outstanding - Basic	12,265	12,355	11,382	11,253	11,166
Patronage and other dividends per average common/equity share outstanding					
Declared (1)	$ –	$ –	$ –	$ –	$ 0.40
Distributed (1)	–	–	–	–	0.40

	As of July 31				
	2004	2003	2002	2001	2000
BALANCE SHEET DATA					
Cash	$ 589	$ 5	$ 2,866	$ 3	$ 1,725
Working capital	16,586	13,429	23,013	14,420	25,089
Total assets	119,415	122,390	125,541	128,658	131,857
Long-term debt (excluding current maturities)	21,087	28,263	38,274	47,594	51,626
Redeemable preferred stock	20	33	54	113	126
Stockholders' equity	58,619	53,818	56,090	54,267	60,533
OPERATING DATA					
Ratio of long-term debt to stockholders' equity	.36x	.53x	.68x	.88x	.85x

(1) As a cooperative, qualified patronage declarations were made in October of each year based on the patronage earnings and average shares for the prior fiscal year ending July 31. Amounts shown for each fiscal year were declared and paid in the following fiscal year. Amounts reflected above include only dividends on equity stock and qualified patronage declarations, and exclude Non-Qualified Written Notices of Allocation to each member's account as a cooperative.

(2) Upon conversion from a cooperative to a corporation effective July 1, 2002, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6,105,000 during the year ended July 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

Dakota Growers is the third largest pasta manufacturer in North America. The Company generates a majority of its revenues from manufacturing pasta for the retail store brand and food service markets, although we serve and continually look for opportunities in the entire dry pasta industry. Our identity preservation program provides our customers food safety, traceability and quality from the field to the plate. The Company also has a certified organic program and markets organic pasta through its Dakota Growers Pasta Co.® retail label, as well as into the private label retail, food service, and ingredient markets. Imported pasta is distributed via an exclusive agreement with Gruppo Euricom, a large pasta manufacturer in Italy. In September 2004, the Company signed an exclusive distribution agreement with New World Pasta under which the Company is licensed to use the "Ronzoni," "Prince" and "San Georgio" brands in the food service market, effectively taking over all of New World Pasta's food service operations.

The Company has two production plants, located in Carrington, North Dakota and New Hope, Minnesota. The cost of production of dry pasta is significantly impacted by changes in durum wheat prices, which have varied widely in recent years. During fiscal year 2004, the cost of durum wheat represented approximately one-third of the Company's cost of goods sold. The Company attempts to manage the risk associated with durum wheat cost fluctuations through cost pass-through mechanisms with our customers and forward purchase contracts for durum wheat. Volatility with respect to the price of the basic raw material for the Company's products leaves it subject to wide variation in its costs from year to year. As a result, factors which impact the size and quality of the durum wheat crop and the availability of such wheat in the United States and Canada can have a material adverse impact on the Company. Those factors include such variables as the weather in durum wheat production areas in the United States, Canada and other parts of the world, and import and export policies and regulations.

Freight costs represent approximately 15% of cost of goods sold. In calendar year 2004, new regulations in the trucking industry and significant increases in fuel costs have dramatically impacted the Company's costs. The Company utilizes its forward warehousing and rail programs to reduce the effects of these increases. Additionally, packaging material costs, which traditionally represent 15% of cost of goods sold, have increased significantly due to oil and other raw material price increases, fuel costs and other input costs passed on by our packaging suppliers.

Due to the intense competition present in the market for pasta products over the last several years, pasta manufacturers have, at times, been unable to fully implement price increases for their dry pasta products in periods when higher durum wheat prices or other input costs impacted the cost of pasta production. The Company believes that the competitive environment results primarily from excess production capacity in the domestic pasta industry in relation to total market demand and from strategic actions relating to market share. The industry experienced some capacity rationalization within the past year, with both New World Pasta Company and American Italian Pasta Company announcing permanent or temporary shutdowns of certain pasta production facilities. In May 2004, New World Pasta Company filed for Chapter 11 bankruptcy protection.

Net income for the year ended July 31, 2004 totaled $0.3 million compared to a $0.4 million net loss for the year ended July 31, 2003. The increase in net earnings was largely due to higher pasta sales volumes in the food service market.

The Company has secured new business in its first fiscal quarter 2005 and expects to begin realizing increased revenues as a result of these new customer rollouts in its second fiscal quarter 2005. As a result of a supply/demand imbalance in the Company's fourth fiscal quarter of 2004, the Company reduced production to keep its inventories at proper levels, resulting in higher per unit conversion costs. A significant portion of these increased per unit costs will flow through cost of goods sold in the Company's first fiscal quarter of 2005.

The Company acquired a 24% ownership interest in DNA Dreamfields during fiscal year 2004. DNA Dreamfields was formed by the Company and other food technology, manufacturing and consumer products marketing enterprises to develop, manufacture and sell low digestible carbohydrate pasta, rice and potatoes under the Dreamfields™ brand name. The Company has entered into a manufacturing agreement with DNA Dreamfields whereby Dakota Growers is the exclusive manufacturer of Dreamfields™ low digestible carbohydrate pasta. The Company has also entered into a services agreement with DNA Dreamfields under which it provides administrative, accounting, information technology, sales, customer service and distribution services to DNA Dreamfields.

The Company believes that the Dreamfields™ line of products is well suited for consumers seeking healthy low carbohydrate alternatives. The Dreamfields™ low digestible carbohydrate pasta products carry a higher selling price and higher profit margins than traditional pasta. Dreamfields™ low digestible carbohydrate pasta has been accepted for distribution into over 20,000 grocery outlets nationwide. Initial shipments to customer distribution centers began in February 2004.

Conversion

The Company is a North Dakota corporation that was organized on January 30, 2002 for the specific purpose of consummating the conversion of the Cooperative into a corporation. The conversion of the Cooperative from a cooperative to a corporation was completed effective July 1, 2002, with the Company being the ultimate surviving entity in the conversion. The Company operates as the Cooperative's successor and its operations are a continuance of the operations of the Cooperative.

The conversion was accounted for as an exchange between related parties. Therefore, no gain or loss was recognized at the time of conversion and the book value of the assets and liabilities of the Cooperative carried over to the Company. Upon conversion, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6.1 million in fiscal year 2002.

The comparability of results after the conversion versus those in prior periods was affected by the income tax status change associated with the conversion from a cooperative to a corporation.

Critical Accounting Policies

The accompanying discussion and analysis of the Company's results of operations and financial condition are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments may require adjustment. For a complete description of the Company's significant accounting policies, please see Note 1 to the consolidated financial statements. Our critical accounting policies are those that have meaningful impact on the reporting of our financial condition and results, and that require significant management judgment and estimates. These policies include our accounting for (a) allowance for doubtful accounts, (b) inventory valuation, (c) asset impairment, and (d) income taxes.

Allowance for Doubtful Accounts – We evaluate the collectibility of our accounts receivable based on a combination of factors. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations to us, we record a specific allowance against amounts due to us, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due and our historical experience. If the financial condition of our customers would deteriorate, additional allowances may be required in the future which could have an adverse impact on our future operating results.

Inventory Valuation – Inventories are stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis, using product specific standard costs. The Company analyzes variances between actual manufacturing costs incurred and amounts absorbed at inventory standard costs. Inventory valuations are adjusted for these variances as applicable. The Company regularly evaluates its inventories and recognizes inventory allowances for discontinued and slow-moving inventories based upon these evaluations.

Asset Impairment – We are required to evaluate our long-lived assets for impairment whenever indicators of impairment exist, and write down the value of any assets if they are determined to be impaired. Evaluating the impairment of long-lived assets involves management judgment in estimating the future cash flows and fair values related to these assets. The Company recognized a loss on asset impairment totaling $704,000 during the year ended July 31, 2004. Future events could cause management to conclude that impairment indicators exist and that the value of certain long-lived assets is impaired.

Income Taxes – In determining income (loss) for financial statement purposes, management must make certain estimates and judgments in calculating tax liabilities and in determining the recoverability of certain deferred tax assets. Deferred tax assets must be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Management believes it is likely that the deferred tax assets as of July 31, 2004 will be realized through the generation of future taxable income and tax planning strategies.

Results of Operations

Comparison of Fiscal Years ended July 31, 2004 and 2003

Net Revenues. Net revenues increased $7.9 million, or 5.8%, to $144.7 million for the year ended July 31, 2004, from $136.8 million for the year ended July 31, 2003. The increase was primarily due to higher sales volumes in the food service market and sales related to the introduction of Dreamfields™ pasta products into the marketplace.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, decreased $2.2 million, or 2.7%, as a result of a 6.8% decrease in sales volume offset by higher per unit selling prices. The volume declines were mainly in co-pack and governmental sales. Sales of Dreamfields™ low digestible carbohydrate pasta, which have significantly higher per unit sales prices than the Company's other products, accounted for a majority of the average sales price increase in the retail market. Food service revenues increased $5.7 million, or 16.2%, primarily driven by a 13.7% increase in sales volumes. Ingredient revenues increased $2.3 million, or 21.3%, resulting mainly from a 14.1% increase in sales volumes combined with higher per unit sales prices.

The Company markets semolina production in excess of its own requirements as well as durum wheat flour, other flour blends and by-products of the durum milling process. Revenues from mill product sales for the year ended July 31, 2004, increased $2.0 million from the prior year. The increase resulted primarily from higher mill product sales volumes.

Cost of Goods Sold. Cost of goods sold totaled $132.2 million for the year ended July 31, 2004, an increase of $7.0 million or 5.7% compared to the $125.2 million reported for the year ended July 31, 2003. This increase was primarily due to revenue growth. Gross profit as a percentage of net revenues remained relatively constant at 8.6% in fiscal year 2004 compared to 8.5% in fiscal year 2003. Durum cost decreases were offset by increases in egg ingredients and the higher ingredient costs associated with Dreamfields™ pasta products. The Company utilized its forward warehousing and rail programs to reduce the effects of freight industry cost increases resulting from higher fuel prices and regulation changes.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses decreased $1.5 million, or 15.0%, to $8.3 million for the year ended July 31, 2004, from $9.8 million for the year ended July 31, 2003. MG&A expenses as a percentage of net revenues decreased from 7.2% to 5.8%. The decrease in MG&A expenses was primarily due to lower incentive compensation costs. A portion of the incentive compensation for the year ended July 31, 2003 related to a compensatory transaction in conjunction with the unwinding of previous stock option exercises and related officer loans in response to the Sarbanes-Oxley Act of 2002.

Loss on Asset Impairment. The Company recorded a loss on asset impairment of $0.7 million during the year ended July 31, 2004. The impairment loss related to certain pasta production equipment which was under a purchase option agreement that expired in July 2004. Upon review, the Company determined the asset was impaired and adjusted to fair value which was estimated based on the current market conditions for similar equipment.

Net Loss Allocated from Joint Venture. The net loss allocated from joint venture totaled $0.6 million for the year ended July 31, 2004, and represents the Company's allocable share of net losses from DNA Dreamfields Company, LLC based upon its 24% ownership interest.

Interest Expense. Interest expense for the year ended July 31, 2004, totaled $2.8 million, down $0.6 million from $3.4 million for the year ended July 31, 2003. The decrease was mainly due to lower average outstanding debt levels. Cash and equity patronage refunds received from CoBank totaling $103,000 and $126,000 have been netted against interest expense for the years ended July 31, 2004 and 2003, respectively.

Interest and Other Income. Interest and other income totaled $0.5 million for the year ended July 31, 2004 compared to $1.1 million for the year ended July 31, 2003. The U.S. Customs Service ("Customs") has distributed antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey to affected domestic producers pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"), which was enacted in October 2000. The Company received payments in the amount of $0.9 million and $1.0 million in December 2003 and 2002, respectively, under the Offset Act, based on duties assessed from October 1, 2001 to September 30, 2003. The Company repaid $0.3 million to Customs in April 2004 pursuant to a reclamation request from Customs. The reclamation request noted Customs had inadvertently left out an affected domestic producer that had timely filed a valid claim in the allocation calculation, resulting in the initial overpayment to the Company. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including, but not limited to, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs.

Income Taxes. Income tax expense for the year ended July 31, 2004 was $0.2 million, reflecting an effective corporate income tax rate of approximately 39%. The income tax benefit for the year ended July 31, 2003 was $0.1 million.

Net Income (Loss). Net income for the year ended July 31, 2004 totaled $0.3 million, an increase of $0.7 million compared to the net loss of $0.4 million incurred for the year ended July 31, 2003.

Comparison of Fiscal Years ended July 31, 2003 and 2002

Net Revenues. Net revenues totaled $136.8 million for the year ended July 31, 2003, a decrease of $15.7 million, or 10.3%, compared to $152.5 million for the year ended July 31, 2002. The decrease was primarily due to lower pasta sales volumes offset partially by higher per unit selling prices related mainly to the pass through of durum cost increases.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, decreased $13.6 million, or 14.7%, primarily as a result of a 15.6% decrease in sales volume. The loss of two larger retail customers from the prior year combined with a decrease in co-pack sales accounted for much of the retail sales volume decrease. Food service revenues increased $2.4 million, or 7.5%, primarily driven by a 6.1% increase in per unit selling prices. Ingredient revenues decreased $2.7 million, or 20.3%, resulting mainly from a 26.4% decrease in sales volumes offset partially by higher per unit sales prices. The decline in ingredient sales resulted primarily from the loss of one customer in this market due to competitive pricing issues.

The Company markets semolina production in excess of its own requirements as well as by-products of the durum milling process. Revenues from semolina and by-product sales for the year ended July 31, 2003, decreased $1.8 million from the prior year. The decrease resulted primarily from lower sales volumes.

Cost of Goods Sold. Cost of goods sold totaled $125.2 million for the year ended July 31, 2003, a decrease of 4.1% compared to the $130.5 million reported for the year ended July 31, 2002. The $5.3 million decrease resulted mainly from lower sales volumes offset by higher durum wheat costs, higher per unit manufacturing costs, increased inventory carrying costs associated with higher inventory levels during the second half of fiscal 2003, and costs associated with the restructuring of certain forward warehouse arrangements. Gross profit as a percentage of net revenues decreased from 14.4% to 8.5% primarily as a result of these factors.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses for the year ended July 31, 2003 totaled $9.8 million compared to $9.4 million for the year ended July 31, 2002. The $0.4 million increase was primarily the result of costs associated with compliance under the Sarbanes-Oxley Act of 2002. MG&A expenses as a percentage of net revenues increased from 6.2% to 7.2% primarily due to the decrease in net revenues.

Interest Expense. Interest expense for the year ended July 31, 2003, totaled $3.4 million, down slightly from $3.9 million for the year ended July 31, 2002. The decrease was due to lower average outstanding debt levels combined with lower interest rates. Cash and equity patronage refunds received from CoBank totaling $126,000 and $228,000 have been netted against interest expense for the years ended July 31, 2003 and 2002, respectively.

Interest and Other Income. Interest and other income totaled $1.1 million for the year ended July 31, 2003 compared to $0.5 million for year ended July 31, 2002. The increase resulted primarily from a net payment of approximately $1.0 million received by the Company during fiscal year 2003 from Customs pursuant to the Offset Act. The payment was received in conjunction with the distribution by Customs of antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey from October 1, 2001 to September 30, 2002, to affected domestic producers pursuant to the Offset Act. The Company cannot reasonably estimate the potential amount, if any, that may be received in future periods as these receipts are based upon future events over which we have little or no control, including, but not limited to, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs.

Income Taxes. The income tax benefit for the year ended July 31, 2003 was $0.1 million. Upon conversion to a corporation in fiscal year 2002, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6.1 million for the year ended July 31, 2002. Income tax expense for the year ending July 31, 2002, excluding the charge to record deferred taxes upon conversion noted above, was $1.3 million. Such expense related to income taxes on nonpatronage net earnings while a cooperative and corporate net income.

Net Income (Loss). The Company incurred a net loss of $0.4 million for the year ended July 31, 2003 compared to net income of $1.8 million for the year ended July 31, 2002. The decrease in earnings resulted primarily from lower sales volumes combined with manufacturing and distribution cost increases as noted above.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash provided by operations and borrowings under its revolving credit facility. Net working capital as of July 31, 2004 was $16.6 million compared to $13.4 million as of July 31, 2003.

The Company secured a $25 million revolving credit facility with CoBank in February 2004, which extends through February 21, 2005. The revolving line has a variable interest rate established by CoBank based on CoBank's cost of funds and is secured by property, equipment, and current assets of the Company. The balance outstanding on the revolving line of credit was $12.2 million and $9.7 million as of July 31, 2004 and 2003, respectively.

The Company's long-term financing is provided through various secured term loans and secured notes with CoBank and institutional investors. A majority of the Company's long-term debt is fixed-rate with a small portion being variable. Variable interest rates on term loans are based on CoBank's cost of funds.

The Company's debt agreements with CoBank and certain institutional investors obligate the Company to maintain or achieve certain amounts of equity and certain financial ratios and impose restrictions on the Company. The Master Loan Agreement (as amended) with CoBank requires the Company to maintain the following ratios: (a) a current ratio of 1.10 to 1.0 through July 31, 2004 and of not less than 1.25 to 1.0 thereafter, (b) a long term debt to net worth ratio of 1.10 to 1.0, and (c) a consolidated funded debt to consolidated cash flow ratio of not more than 3.0 to 1.0. The Company cannot pay dividends on capital stock in excess of minimum requirements if such action will cause noncompliance with any financial condition, without the prior written consent of CoBank. The Note Purchase Agreement (as amended) with the institutional investors requires the Company to maintain the following: (a) consolidated net worth of not less than the sum of (1) $27,000,000 plus (2) an aggregate amount equal to 30% of consolidated net income for each completed fiscal year beginning with the fiscal year ended July 31, 1998, (b) a trailing twelve month ratio of consolidated cash flow to consolidated fixed charges of not less than 2.0 to 1.0 at the end of each fiscal quarter, and (c) a ratio of consolidated funded debt to consolidated cash flow ratio not to exceed 3.0 to 1.0 determined at the end of each fiscal quarter for the immediately preceding four fiscal quarters. The Notes (as amended) require the rate of interest on the unpaid balance be increased by one percent at any time that either (a) the ratio of the Company's consolidated funded debt to consolidated cash flow is greater than 3.0 to 1.0 as of the end of each fiscal quarter for the immediately preceding four fiscal quarters or (b) the Securities Valuation Office of the National Association of Insurance Commissioners has not assigned a designation category of "1" or "2" to the Notes. The Company was in compliance with all debt covenants (as amended) as of July 31, 2004.

Net cash from operations totaled $10.6 million and $11.8 for the years ended July 31, 2004 and 2002, respectively. Net cash used for operations totaled $3.2 million for the year ended July 31, 2003. The $13.8 million increase from fiscal 2003 to fiscal year 2004 was mainly driven by reductions in inventory and lower payments for long-term marketing costs offset by increases in trade receivables. The $15.0 million decrease from fiscal year 2002 to 2003 was primarily due to the decrease in net income, increases in payments made under long-term marketing agreements and higher working capital requirements mainly related to inventory.

Net cash used for investing activities totaled $4.8 and $0.4 million for the years ended July 31, 2004 and 2003, respectively. The Company made aggregate investments in DNA Dreamfields Company, LLC totaling $2.5 million during fiscal year 2004. The Company redeemed short-term investments of $2.0 million during fiscal 2003 which were previously restricted (See Note 14 — Related Party Transactions to the consolidated financial statements). Net cash from investing activities totaled $2.9 million for the year ended July 31, 2002, and resulted primarily from proceeds received on the sale of certain pasta production equipment under a sale-leaseback transaction. The sale-leaseback transaction generated $5.0 million in available funds, which were used at the time to secure and expand the Company's sales efforts. Purchases of milling and pasta equipment totaled $2.2 million, $2.0 million and $1.1 million for the years ended July 31, 2004, 2003 and 2002, respectively.

The $5.3 million of net cash used for financing activities for the year ended July 31, 2004 related primarily to principal payments on long-term debt offset by net proceeds of $4.5 million received upon the issuance of common stock to MVC Capital, Inc. Net cash from financing activities totaled $0.7 million for the year ended July 31, 2003. The Company paid $1.8 million for the repurchase of stock during the year ended July 31, 2003 (See Note 14 – Related Party Transactions to the consolidated financial statements). The remaining cash used for the fiscal year 2003 related to debt principal payments offset by net borrowings under the Company's revolving credit facility. Net cash used for financing activities totaled $11.9 million for the year ended July 31, 2002, mainly related to payments made on the Company's revolving credit facility and long-term debt.

The Company forward contracts for a certain portion of its future durum wheat requirements. At July 31, 2004, the Company had outstanding commitments for grain purchases totaling $12.8 million related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable.

The Company made aggregate investments in DNA Dreamfields totaling $2.5 million through July 31, 2004. Under the terms of the DNA Dreamfields operating agreement, the Company agreed to contribute, when and as needed, additional funds up to an aggregate of $4.0 million, to DNA Dreamfields to pay for the development of supply chain, product package development, consumer research, test market launch and regional roll out, advertising and merchandising. The Company reached this $4.0 million aggregate funding commitment to DNA Dreamfields in the Company's first quarter of fiscal year 2005. In addition, the Company is currently engaged in discussions with the other members of DNA Dreamfields regarding additional capital contributions to DNA Dreamfields for use in the on-going activities of DNA Dreamfields. At the present time, the Company expects to invest an additional $1.5 million in DNA Dreamfields during the second quarter of fiscal year 2005, which would increase its economic ownership in DNA Dreamfields to 29.5%.

The following table summarizes the Company's contractual obligations as of July 31, 2004 (in thousands):

CONTRACTUAL OBLIGATIONS	Total	Payments Due in Less Than 1 Year	Payments Due in 1-3 Years	Payments Due in 4-5 Years	Payments Due after 5 Years
Long-term debt	$ 28,263	$ 7,176	$ 14,313	$ 6,774	$ –
Durum purchase obligations	12,848	12,848	–	–	–
Operating leases	2,909	1,113	1,752	44	–
	$ 44,020	$ 21,137	$ 16,065	$ 6,818	$ –

Management believes that net cash to be provided by operating activities, along with its available line of credit, will be sufficient to meet the Company's expected capital and liquidity requirements for the foreseeable future.

Recently Issued Accounting Standards

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities," (FIN 46(R)). This Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", which replaces FASB Interpretation No. 46, addresses consolidation by business enterprises of variable interest entities. FIN 46(R) was implemented during fiscal year 2004 and did not have a material impact on the Company's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, commodity prices, exchange rates, equity prices and other market changes. Market risk is attributed to all market-risk sensitive financial instruments, including long-term debt.

The Company forward contracts for a certain portion of its future durum wheat requirements. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable. The Company does not believe it is subject to any material market risk exposure with respect to interest rates, commodity prices, exchange rates, equity prices, or other market changes that would require disclosure under this item.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended July 31, 2004, 2003 and 2002
(In thousands, except per share amounts)

	2004	2003	2002
Net revenues (net of discounts and allowances of $21,188, $16,706 and $17,056 for 2004, 2003 and 2002, respectively)	$ 144,679	$ 136,806	$ 152,465
Cost of goods sold	132,245	125,160	130,502
Gross profit	12,434	11,646	21,963
Marketing, general and administrative expenses	8,345	9,816	9,382
Loss on asset impairment	704	–	–
Operating income	3,385	1,830	12,581
Other income (expense)			
Interest and other income	509	1,063	477
Gain (loss) on disposition of property, equipment and other assets	40	(13)	23
Net loss allocated from joint venture	(622)	–	–
Interest expense, net	(2,762)	(3,414)	(3,865)
Income (loss) before income taxes	550	(534)	9,216
Charge to record deferred taxes upon conversion from a cooperative to a corporation	–	–	6,105
Income tax expense (benefit)	214	(105)	1,277
Net income (loss)	336	(429)	1,834
Dividends on preferred stock	–	3	10
Net earnings (loss) on common/equity stock	$ 336	$ (432)	$ 1,824
Net earnings (loss) per common/equity share			
Basic	$ 0.03	$ (0.03)	$ 0.16
Diluted	$ 0.03	$ (0.03)	$ 0.16
Weighted average common/equity shares outstanding			
Basic	12,265	12,355	11,382
Diluted	12,625	12,609	11,415

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

July 31, 2004 and 2003
(In thousands, except share information)

ASSETS	2004	2003
Current Assets		
Cash and cash equivalents	$ 589	$ 5
Trade accounts receivable, less allowance for cash discounts and doubtful accounts of $1,209 and $1,012, respectively	14,043	9,852
Other receivables	1,002	1,225
Inventories	25,211	28,082
Prepaid expenses	3,994	3,940
Deferred income taxes	937	569
Total current assets	45,776	43,673
Property and Equipment		
In service	109,987	108,263
Construction in progress	18	868
	110,005	109,131
Less accumulated depreciation	(46,980)	(41,799)
Net property and equipment	63,025	67,332
Investment in Joint Venture	1,746	–
Investment in Cooperative Bank	2,343	2,413
Intangible Assets	392	539
Other Assets	6,133	8,433
	$ 119,415	$ 122,390

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003
Current Liabilities		
Notes payable	$ 12,200	$ 9,705
Current portion of long-term debt	7,176	10,011
Accounts payable	4,969	3,793
Excess outstanding checks over cash on deposit	–	2,219
Accrued liabilities	4,845	4,516
Total current liabilities	29,190	30,244
Commitments and Contingencies	–	–
Long-Term Debt, net of current portion	21,087	28,263
Deferred Income Taxes	10,363	9,845
Other Liabilities	136	187
Mandatorily Redeemable Preferred Stock		
Series A, 6% cumulative, $100 par value, 533 shares authorized, 200 and 333 shares issued and outstanding as of July 31, 2004 and 2003, respectively	20	33
Total liabilities	60,796	68,572
Stockholders' Equity		
Series D delivery preferred stock, non-cumulative, $.01 par value, 11,340,841 authorized, 11,275,297 shares issued and outstanding	113	113
Common stock, $.01 par value, 75,000,000 shares authorized, 13,169,382 and 12,554,747 shares issued as of July 31, 2004 and 2003, respectively	132	126
Additional paid-in capital	62,807	60,188
Treasury stock at cost, 0 and 294,456 shares as of July 31, 2004 and 2003, respectively	–	(1,840)
Accumulated deficit	(4,433)	(4,769)
Total stockholders' equity	58,619	53,818
Total liabilities and stockholders' equity	$ 119,415	$ 122,390

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended July 31, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Operating Activities			
Net income (loss)	$ 336	$ (429)	$ 1,834
Adjustments to reconcile net income (loss) to net cash from (used for) operating activities:			
Depreciation and amortization	8,350	9,249	8,813
Undistributed patronage capital from cooperatives	(51)	(63)	(139)
(Gain) loss on disposition of property, equipment and other assets	(40)	13	(23)
Loss on asset impairment	704	–	–
Net loss allocated from joint venture	622	–	–
Deferred income taxes	150	(91)	5,590
Payments for long-term marketing costs	(125)	(5,000)	(2,250)
Changes in assets and liabilities			
Trade receivables	(4,191)	6,652	(4,944)
Other receivables	223	(865)	778
Inventories	2,871	(8,446)	1,414
Prepaid expenses	156	(790)	71
Other assets	110	10	49
Accounts payable	1,176	(2,678)	2,071
Grower payables	–	–	(969)
Other accrued liabilities	329	(744)	(449)
Net Cash From (Used For) Operating Activities	10,620	(3,182)	11,846
Investing Activities			
Purchases of property and equipment	(2,169)	(2,006)	(1,085)
Proceeds from sale of property, equipment and other assets	8	3	5,079
Purchases of intangible assets	–	–	(735)
Redemption of short term investments	–	1,974	–
Proceeds from cooperative bank equity retirements	121	–	–
Investments in joint venture	(2,492)	–	–
Distributions from joint venture	124	–	–
Payments for package design costs	(345)	(390)	(343)
Net Cash From (Used For) Investing Activities	(4,753)	(419)	2,916
Financing Activities			
Net change in excess outstanding checks over cash on deposit	(2,219)	2,219	(1,072)
Net change in short-term notes payable	2,495	9,705	(8,100)
Payments on long-term debt	(10,011)	(9,320)	(2,657)
Preferred stock retirements	(13)	(21)	(59)
Dividends paid on preferred stock	–	(3)	(10)
Memberships issued	–	–	1
Memberships retired	–	–	(2)
Issuance of common stock	5,000	–	–
Costs associated with issuing common stock	(535)	–	–
Purchase of treasury stock	–	(1,840)	–
Net Cash From (Used For) Financing Activities	(5,283)	740	(11,899)
Net Change In Cash and Cash Equivalents	584	(2,861)	2,863
Cash and Cash Equivalents, Beginning of Year	5	2,866	3
Cash and Cash Equivalents, End of Year	$ 589	$ 5	$ 2,866
Supplemental Disclosures of Cash Flow Information			
Cash payments for			
Interest (net of amounts capitalized)	$ 2,932	$ 3,544	$ 3,742
Income taxes (refunded)	$ (842)	$ 1,193	$ 1,720
Supplemental Disclosures of Noncash Investing and Financing Activities			
Deferred gain on sale-leaseback transaction	$ –	$ –	$ 256

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended July 31, 2004, 2003 and 2002
(In thousands, except share information)

	Series C Convertible Preferred Stock	Series D Delivery Preferred Stock	Membership Stock	Equity Stock	Common Stock
Balance, July 31, 2001	$ 92	$ –	$ 144	$ 28,133	$ –
Preferred dividends declared	–	–	–	–	–
Net membership stock retired	–	–	(1)	–	–
Series C preferred stock converted to equity stock	(92)	–	–	55	–
Net income for the eleven months ended June 30, 2002 (represents net income while a cooperative)	–	–	–	–	–
Patronage allocations	–	–	–	–	–
Equity adjustments for conversion from a cooperative to a corporation	–	113	(143)	(28,188)	126
Net loss for the month ended July 31, 2002 (represents net loss after conversion to a corporation, including charge to record deferred taxes upon conversion)	–	–	–	–	–
Balance, July 31, 2002	$ –	$ 113	$ –	$ –	$ 126
Preferred dividends declared	–	–	–	–	–
Purchase of treasury stock	–	–	–	–	–
Net loss for the year ended July 31, 2003	–	–	–	–	–
Balance, July 31, 2003	$ –	$ 113	$ –	$ –	$ 126
Issuance of common stock	–	–	–	–	6
Costs associated with issuing common stock					
Net income for the year ended July 31, 2004	–	–	–	–	–
Balance, July 31, 2004	$ –	$ 113	$ –	$ –	$ 132

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended July 31, 2004, 2003 and 2002
(In thousands, except share information)

	Number of Shares					
	Series C Convertible Preferred Stock	Series D Delivery Preferred Stock	Membership Stock	Equity Stock	Common Stock	Treasury Stock
Balance, July 31, 2001	924	–	1,156	11,253,121	–	–
Net membership stock retired	–	–	(9)	–	–	–
Series C preferred stock converted to equity stock	(924)	–	–	22,176	–	–
Equity adjustment for conversion from a cooperative to a corporation	–	11,275,297	(1,147)	(11,275,297)	12,554,747	–
Balance, July 31, 2002	–	11,275,297	–	–	12,544,747	–
Purchase of treasury stock	–	–	–	–	–	294,456
Balance, July 31, 2003	–	11,275,297	–	–	12,554,747	294,456
Issuance of common stock	–	–	–	–	614,635	(294,456)
Balance, July 31, 2004	–	11,275,297	–	–	13,169,382	–

See Notes to Consolidated Financial Statements

Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Allocated Accumulated Earnings Qualified	Allocated Accumulated Earnings Non-Qualified	Unallocated Accumulated Earnings (Deficit) Patronage	Unallocated Accumulated Earnings (Deficit) Non-Member	Total
$ 22,876	$ –	$ –	$ –	$ 4,596	$ (1,099)	$ (475)	$ 54,267
–	–	–	–	–	(9)	(1)	(10)
–	–	–	–	–	–	–	(1)
37	–	–	–	–	–	–	–
–	–	–	–	–	6,137	1,419	7,556
–	–	–	–	4,586	(4,586)	–	–
37,275	–	1,385	–	(9,182)	(443)	(943)	–
–	–	(5,722)	–	–	–	–	(5,722)
$ 60,188	$ –	$ (4,337)	$ –	$ –	$ –	$ –	$ 56,090
–	–	(3)	–	–	–	–	(3)
–	(1,840)	–	–	–	–	–	(1,840)
–	–	(429)	–	–	–	–	(429)
$ 60,188	$ (1,840)	$ (4,769)	$ –	$ –	$ –	$ –	$ 53,818
3,154	1,840	–	–	–	–	–	5,000
(535)							(535)
–	–	336	–	–	–	–	336
$ 62,807	$ –	$ (4,433)	$ –	$ –	$ –	$ –	$ 58,619

See Notes to Consolidated Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Conversion and Nature of Business

Dakota Growers Pasta Company, Inc. ("Dakota Growers" or "the Company") is a North Dakota corporation that operates milling and pasta manufacturing facilities in Carrington, North Dakota. In addition, the Company's wholly owned subsidiary, Primo Piatto, Inc. ("Primo Piatto"), a Minnesota corporation, operates pasta manufacturing facilities in New Hope, Minnesota.

Dakota Growers Pasta Company, Inc. was organized on January 30, 2002 for the purpose of consummating the conversion of Dakota Growers Pasta Company, a North Dakota cooperative (the "Cooperative"), into a corporation. The conversion of the Cooperative from a cooperative to a corporation was completed by means of a series of mergers, the last of which was effective July 1, 2002, with the Company being the ultimate surviving entity in the conversion. The conversion was accounted for as an exchange between related parties. Therefore, no gain or loss was recognized at the time of conversion and the book value of the assets and liabilities of the Cooperative carried over to the Company. The Company operates as the Cooperative's successor and its operations are a continuance of the operations of the Cooperative.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and Primo Piatto, Inc., its wholly owned subsidiary. All significant inter-company accounts and transactions have been eliminated in the preparation of the consolidated financial statements. The Company's investment in and share of net earnings or losses of its 24% ownership interest in DNA Dreamfields Company, LLC are recorded on an equity basis.

Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Reclassifications have been made to the financial statements as of July 31, 2003 and for the years ended July 31, 2003 and 2002 to facilitate comparability with the statements as of and for the year ended July 31, 2004. Such reclassifications have no effect on the net result of operations.

Risks and Uncertainties

The Company attempts to minimize the effects of durum wheat cost fluctuations mainly through forward contracting and through agreements with certain customers that provide for price adjustments based on raw material cost changes. Such efforts, while undertaken to attempt to minimize the risks associated with increasing durum costs on profitability, may temporarily prevent the Company from recognizing the benefits of declining durum prices.

Most of the Company's currently outstanding debt instruments have fixed interest rates to maturity. If the Company's operations require additional debt issuance, any changes in interest rates may have an impact on future results.

The Company's cash balances are maintained in various bank deposit accounts. The deposit accounts may exceed federally insured limits at various times throughout the year.

Impairment and Disposal of Long-Lived Assets

The Company accounts for impairment or disposal of long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and will cease to be depreciated. SFAS No. 144 also requires long-lived assets to be disposed of other than by sale to be considered as held and used until disposed of, requiring the depreciable life to be adjusted as an accounting change.

The Company recorded a loss on asset impairment of $704,000 during the year ended July 31, 2004. The impairment loss related to certain pasta production equipment which was under a purchase option agreement that expired in July 2004. Upon review, the Company determined the asset was impaired and adjusted to fair value which was estimated based on the current market conditions for similar equipment.

Revenue Recognition

Revenues are recognized when risk of loss transfers, which occurs when goods are shipped. Pricing terms, including promotions and rebates, are final at that time. Revenues include amounts billed for products as well as any associated shipping costs billed to deliver such products.

The Company provides allowances for annual promotional programs based upon annual sales volumes. Revenues are presented net of discounts and allowances of $21,188,000, $16,706,000 and $17,056,000 for the years ended July 31, 2004, 2003 and 2002, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in financial institutions, and investments with maturities of less than 90 days.

Trade Accounts Receivable and Major Customers

The Company grants unsecured credit to certain customers who meet the Company's credit requirements. Trade accounts receivable are uncollateralized customer obligations due under normal terms and are generally non-interest bearing. Payments on trade receivables are allocated to specific invoices identified on a customer's remittance advice or, if unspecified, are generally applied to the earliest unpaid invoices. The carrying amount of the receivables is reduced by an amount that reflects management's best estimate of amounts that will not be collected. Trade accounts receivable are presented net of allowances for cash discounts and doubtful accounts, which totaled $1,209,000 and $1,012,000 as of July 31, 2004 and 2003, respectively.

One customer accounted for 18% and 17% of accounts receivable as of July 31, 2004 and 2003, respectively. Sales to one customer represented 15%, 17% and 12% of net revenues for the years ended July 31, 2004, 2003 and 2002, respectively.

The following summarizes balance and activity information related to the allowance for cash discounts and doubtful accounts (in thousands):

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions from Allowance	Balance at End of Year
Allowance for cash discounts:				
Year ended July 31, 2004	$ 126	$ 2,334	$ (2,301)	$ 159
Year ended July 31, 2003	185	2,089	(2,148)	126
Year ended July 31, 2002	150	2,365	(2,330)	185
Allowance for doubtful accounts:				
Year ended July 31, 2004	$ 886	$ 283	$ (119)	$ 1,050
Year ended July 31, 2003	607	281	(2)	886
Year ended July 31, 2002	460	405	(258)	607
Allowance for cash discounts and doubtful accounts:				
Year ended July 31, 2004	$ 1,012	$ 2,617	$ (2,420)	$ 1,209
Year ended July 31, 2003	792	2,370	(2,150)	1,012
Year ended July 31, 2002	610	2,770	(2,588)	792

Inventories

Inventories are stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis, using product specific standard costs. The major components of inventories as of July 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Finished goods	$ 18,815	$ 22,549
Raw materials and packaging	6,396	5,533
	$ 25,211	$ 28,082

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When depreciable properties are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Interest is capitalized on construction projects of higher cost and longer duration.

The initial acquisition of land by the Company is stated at the estimated fair value of the land at acquisition. Subsequent land acquisitions are recorded at cost.

Depreciation is provided for over the estimated useful lives of the individual assets using the straight-line method. The estimated useful lives used in the computation of depreciation expense range from 3 to 40 years. Depreciation expense totaled $5,759,000, $6,100,000 and $6,572,000 for the years ended July 31, 2004, 2003 and 2002, respectively.

Details relative to property and equipment are as follows (in thousands):

	2004	2003
Land and improvements	$ 2,934	$ 2,893
Buildings	22,713	22,213
Equipment	84,340	83,157
Property and equipment in service	109,987	108,263
Construction in progress	18	868
Less accumulated depreciation	(46,980)	(41,799)
	$ 63,025	$ 67,332

Investment in Cooperative Bank

Investment in cooperative bank is stated at cost, plus unredeemed patronage refunds received in the form of capital stock.

Intangible Assets

The Company acquired intangible assets totaling $735,000 in fiscal year 2002. Such intangibles consisted mainly of customer-based intangibles and covenants not to compete. The Company believes these assets have a finite life and, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," is amortizing the amounts on a straight-line basis over a five-year estimated useful life. Amortization expense for the years ended July 31, 2004, 2003 and 2002 totaled $147,000, $147,000 and $49,000, respectively.

Details relative to intangible assets are as follows (in thousands):

	2004	2003
Customer-based intangibles	$ 405	$ 405
Covenants not to compete	330	330
	735	735
Accumulated amortization	(343)	(196)
	$ 392	$ 539

The estimated amortization expense for each of the fiscal years ending July 31 is as follows (in thousands):

2005	$ 147
2006	147
2007	98
	$ 392

Other Assets

The Company capitalizes package design costs, which relate to certain third party costs to design artwork and to produce die plates and negatives necessary to manufacture and print packaging materials according to Company and customer specifications. These costs are amortized ratably over three to five year periods based on estimated useful life. Minor revisions are expensed as incurred. If a product design is discontinued or replaced prior to the end of the amortization period, the remaining unamortized balance is charged to expense. Package design costs are presented net of accumulated amortization totaling $3,949,000 and $3,536,000 as of July 31, 2004 and 2003, respectively.

Prepaid marketing costs relate to payments made to certain customers covering contract terms and pricing for varying periods extending beyond one year. These costs are amortized in proportion to sales volumes over the term of the agreement.

The debt issuance costs relate to expenditures incurred in obtaining long-term debt. These costs are being amortized over the term of the related debt based on the effective interest rate.

The breakdown of other assets, net of accumulated amortization, is as follows (in thousands):

	2004	2003
Package design costs	$ 522	$ 597
Prepaid marketing costs	5,521	7,606
Debt issuance costs	61	91
Other	29	139
	$ 6,133	$ 8,433

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	2004	2003
Accrued promotional costs	$ 1,741	$ 1,217
Accrued interest	891	1,091
Accrued freight	709	706
Other	1,504	1,502
	$ 4,845	$ 4,516

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold upon shipment of the Company's product to its customers.

Advertising

Costs of advertising are immaterial and expensed as incurred.

Interest Expense, Net

The Company earns patronage refunds from its patronage-based debt issued through cooperative banks based on its share of the net interest income earned by the banks. These patronage refunds received are applied against interest expense.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates expected to apply when the differences are expected to reverse. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Prior to the conversion from a cooperative to a corporation, the Company was taxed as a non-exempt cooperative for federal income tax purposes. Business conducted with the Cooperative's members constituted patronage business as defined by the Internal Revenue Code. The Cooperative calculated income from patronage sources based on income derived from bushels of durum delivered by Cooperative members. Non-patronage income was derived from the resale of wheat flour containing spring wheat flour purchased from non-members, the resale of pasta purchased from non-members, the resale of semolina purchased from non-members, rental income, certain amounts of interest income, and any income taxes assessed on non-member business.

The Cooperative was subject to income taxes on earnings from non-patronage sources and patronage earnings not qualified to the Cooperative's members. Cooperative organizations have 8½ months after their fiscal year-end to make qualified patronage allocations in the form of written notices of allocation or cash. As a cooperative, the provision for income taxes related to the results of operations from non-patronage business, state income taxes and certain other permanent and temporary differences between financial and income tax reporting.

Stockholders' Equity/Members' Investment

Under the cooperative structure, accumulated unallocated earnings represented cumulative net income which had not been allocated to members, while accumulated non-qualified allocated earnings represented earnings which had been allocated to members based on patronage but not distributed or qualified for income tax purposes. Patronage allocations are reflected in the financial statements in the period in which such allocations were declared by the Board of Directors.

Stock Options

The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options and has adopted the pro forma disclosure requirements under SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has not recognized any compensation expense under APB No. 25 upon the granting or exercise of stock options because the exercise price is equal to or greater than the market price of the underlying stock on the date of grant.

Earnings per Share

Basic Earnings per Share (EPS) is calculated by dividing net earnings on common/equity stock by the weighted average number of common/equity shares effective and outstanding during the period. Diluted EPS includes the effect of all potentially dilutive securities, such as options and convertible preferred stock.

Dilutive securities, consisting of stock options and convertible preferred stock, included in the calculation of diluted weighted average common/equity shares totaled 360,000 shares, 254,000 shares and 33,000 shares for the years ended July 31, 2004, 2003 and 2002, respectively. As there is currently no established public trading market for the Company's common stock, the Company has assumed the proceeds from the exercise of stock options would reduce debt and, thus, interest expense.

Recently Issued Accounting Standards

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities," (FIN 46(R)). This Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", which replaces FASB Interpretation No. 46, addresses consolidation by business enterprises of variable interest entities. FIN 46(R) was implemented during fiscal year 2004 and did not have a material impact on the Company's consolidated financial statements.

Note 2 – Investment in Joint Venture

The Company acquired a 24% ownership interest in DNA Dreamfields Company, LLC, an Ohio limited liability company ("DNA Dreamfields") during fiscal year 2004. The Company has accounted for the investment using the equity method after reviewing the applicability of FIN 46(R) to the Company's interest in DNA Dreamfields. DNA Dreamfields was formed by the Company and other food technology, manufacturing and consumer products marketing enterprises to develop, manufacture and sell low digestible carbohydrate pasta, rice and potatoes under the Dreamfields™ brand name. The Company made aggregate investments in DNA Dreamfields of $2,492,000 through July 31, 2004. Under the terms of the DNA Dreamfields operating agreement, the Company shall contribute, when and as needed, additional funds up to an aggregate of approximately $4.0 million, to DNA Dreamfields to pay for the development of supply chain, product package development, consumer research, test market launch and regional roll out, advertising and merchandising. Such contributions shall be additional capital contributions by the Company without the issuance of any additional ownership units in DNA Dreamfields.

Subsequent to July 31, 2004, the members of DNA Dreamfields agreed to an amendment to the DNA Dreamfields operating agreement. This amendment included a provision to retroactively change the method of allocating net losses to each member from a positive capital account basis to a unit ownership basis. The Company has reflected this change in accounting in its fourth fiscal quarter 2004. The effect of this change was immaterial to prior interim periods, and the change did not effect financial statements for years prior to fiscal 2004.

Note 3 – Short-Term Notes Payable

The Company has a $25 million revolving credit facility with CoBank which matures on February 21, 2005. The revolving line has a variable interest rate (3.72% at July 31, 2004) established by CoBank based on CoBank's cost of funds. The facility is secured by property, equipment, and current assets of the Company. The balance outstanding on the revolving line of credit was $12,200,000 and $9,705,000 as of July 31, 2004 and 2003, respectively.

Weighted average interest rates on short-term borrowings were 3.50%, 3.67% and 5.12% for the years ended July 31, 2004, 2003 and 2002, respectively.

Note 4 – Long-Term Debt

Information regarding long-term debt at July 31, 2004 and 2003 is as follows (in thousands):

	2004	2003
Term loans from CoBank due in quarterly installments of $685,000 plus interest through December 31, 2004, variable interest on $280,000 (4.17% at July 31, 2004), remainder at 8.76%, collateralized by all assets of the Company	$ 1,280	$ 4,020
Term loans from CoBank due in quarterly installments of $625,000 plus interest through December 31, 2004, variable interest (4.17% at July 31, 2004), collateralized by all assets of the Company	1,125	3,625
Non-patronage term loan from CoBank due in annual principal installments of $1,200,000 through September 30, 2008, interest at 5.71%, collateralized by all assets of the Company	6,000	7,200

Senior Secured Guaranteed Notes, Series A, due in annual principal installments of $2,571,000 through August 1, 2008, interest at 8.04%, collateralized by all assets of the Company	**12,858**	15,429
Senior Secured Guaranteed Notes, Series B, due in annual principal installments of $1,000,000 through August 1, 2010, interest at 8.14%, collateralized by all assets of the Company	**7,000**	8,000
Total long-term debt	**28,263**	38,274
Less current portion	**7,176**	10,011
Net long-term debt	**$ 21,087**	$ 28,263

Aggregate future maturities required on long-term debt are as follows (in thousands):

Years ending July 31,	
2005	$ 7,176
2006	4,771
2007	4,771
2008	4,771
2009	4,774
Thereafter	2,000
	$ 28,263

The Company has a $6,000,000 letter of credit commitment with CoBank, securing the non-patronage loan from CoBank. The letter of credit commitment is subject to a commitment fee of 1.0% on an annualized basis and expires December 31, 2008. Advances on the letter of credit commitment are payable on demand.

The Company's debt agreements with CoBank and the institutional note holders obligate the Company to maintain or achieve certain amounts of equity and financial ratios and impose restrictions on the Company. The Company was in compliance with these financial covenants as of July 31, 2004.

The Company incurred $2,879,000, $3,547,000 and $4,099,000 of interest on long and short-term debt and other obligations in fiscal years 2004, 2003 and 2002, respectively, of which $14,000, $7,000 and $6,000 was capitalized in the respective periods. Patronage income from CoBank of $103,000, $126,000 and $228,000 was netted against interest expense on the statement of operations for the years ended July 31, 2004, 2003 and 2002, respectively.

Note 5 – Stockholders' Equity

The Company is authorized to issue 75,000,000 shares of Common Stock, $.01 par value per share, 2,731 shares of Series C Preferred Stock, $100 par value per share, 11,340,841 shares of Series D Delivery Preferred Stock, $.01 par value per share, 130,000 shares of Series E Junior Participating Preferred Stock, $.01 par value per share, and 13,525,370 shares of undesignated preferred stock, $.01 par value per share.

As a result of the mergers undertaken to effect the change from a cooperative to a corporation in fiscal year 2002, members of the Cooperative received: (i) twenty-five shares of Common Stock of the Company for each share of the Cooperative's Membership Stock they held as of the effective date of the conversion; (ii) a number of shares of Common Stock, $.01 par value per share, of the Company equal to the number of shares of the Cooperative's Equity Stock they held as of the effective date of the conversion; (iii) a number of shares of Series D Delivery Preferred Stock, $.01 par value per share, of the Company equal to the number of shares of the Cooperative's Equity Stock they held as of the effective date of the conversion; and (iv) one share of Common Stock of the Company for each $7.36 of Non-Qualified Written Notices of Allocation held in the member's name on the records of the Cooperative. To the extent that shareholders of the Cooperative held Series A Preferred Stock or Series B Preferred Stock of the Cooperative as of the effective date of the conversion, they received a number of shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, of the Company equal to the number of shares of the Cooperative's Series A Preferred Stock or Series B Preferred Stock, as applicable, held as of such effective date. Persons who held options to acquire Series C Preferred Stock of the Cooperative had those options converted automatically into options containing the same terms with regard to Series C Preferred Stock of the Company.

Prior to the conversion, under the terms of the Cooperative's bylaws, the Cooperative's net income, determined in accordance with generally accepted accounting principles consistently applied, was distributed annually based on the volume of patronage business (bushels of durum delivered, which approximates one bushel of durum per equity share). The distribution was in the form of cash or credits to each member-producer's patronage credit account, which was established on the books of the Cooperative as determined by the Board of Directors. Equity requirements of the Cooperative could be retained as unallocated earnings, or retained from amounts due to patrons and credited to members' investments in the form of unit retains or undistributed allocated patronage. In the event of a net loss in any fiscal year under the cooperative structure, the Cooperative could first offset the net loss against any earned unallocated surplus. If the net loss exceeded the earned unallocated surplus, the Cooperative could elect to recover the net loss from prior or subsequent years' net margins or savings.

Prior to conversion to a corporation, the net income allocable to patronage business totaled $6,137,000 for the year ended July 31, 2002. In April 2002, the Cooperative's Board of Directors authorized a non-qualified patronage allocation of $4,586,000 representing the patronage earnings as a cooperative for fiscal 2002 offset by the patronage net loss for fiscal year 2001.

Holders of Series C Preferred Stock shall receive payment of a non-cumulative annual dividend at the rate of 6% of the $100 par value on each share of Series C Preferred Stock. Each share of Series C Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock of the Company. The conversion ratio shall be proportionately adjusted at any time the outstanding shares of Common Stock are increased or decreased without payment by or to the Company or the Company's shareholders.

Each share of Series D Delivery Preferred Stock of the Company gives its holder the privilege, but not the obligation, to deliver one bushel of durum wheat to the Company each year on a "first-come, first-served" basis. Because the privilege of a holder of Series D Delivery Preferred Stock to deliver durum wheat to the Company only arises if the Company requires durum, the privilege is not absolute. Holders of Series D Delivery Preferred Stock will be entitled to receive, if and when declared by the Board of Directors, a non-cumulative annual dividend of up to $.04 per share on each share of Series D Delivery Preferred Stock held by such holder. The Company must pay holders of Series D Delivery Preferred Stock a dividend of at least $.01 per share before paying any dividends on Common Stock.

The Board of Directors of the Company adopted a Rights Plan that became effective upon consummation of the conversion. Under the Rights Plan, the Board of Directors of the Company has declared a dividend of one purchase right (a "Right") for each outstanding share of Common Stock held of record immediately following the conversion. Each Right will entitle the holder to purchase from the Company one-hundredth of one share of Series E Junior Participating Preferred Stock at a specified price, subject to certain adjustments. The Rights will not become exercisable, and will not be transferable apart from the Company's shares of Common Stock, until a person or group has acquired 15% or more of the Company's Common Stock or has commenced a tender or exchange offer for 15% or more of the Company's Common Stock. In those events, each Right will entitle the holder (other than the acquiring person or group) to receive, upon exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights issued under the Rights Plan will be redeemable by the Company's Board of Directors in certain circumstances and will expire ten years from the date of adoption.

In November 2002, the Board of Directors approved the repurchase of 294,456 shares of the Company's Common Stock from certain executive officers of the Company. The Company purchased these shares for $1,840,350 or $6.25 per share (see also Note 14 — Related Party Transactions). These shares were held in treasury as of July 31, 2003.

On July 30, 2004, the Company completed the sale of 909,091 shares of Common Stock, which included the 294,456 shares of Common Stock held in treasury at that time, to MVC Capital, Inc.

Note 6 – Mandatorily Redeemable Preferred Stock

The Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" effective August 1, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Many of these instruments were previously classified as equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability, or as an asset in some circumstances. This Statement applies to three types of freestanding financial instruments. One type of financial instrument to which SFAS No. 150 applies is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or assets.

The Company is authorized to issue 533 shares of Series A Preferred Stock, $100 par value per share. The Company had 200 and 333 shares of Series A Preferred Stock outstanding as of July 31, 2004 and 2003 respectively. The Series A Preferred Stock is required to be redeemed ratably on a quarterly basis through December 2005. Each share of Series A Preferred Stock entitles its holder to receive a cumulative annual dividend of 6% of the $100 par value per share. As the shares of Series A Preferred Stock are mandatorily redeemable, these shares have been classified as a liability in the Company's consolidated balance sheet and "dividends" paid on the Series A Preferred Stock have been recorded as interest expense upon adoption of SFAS No. 150. "Dividends" paid on Series A Preferred Stock prior to the adoption of SFAS No. 150 have not been reclassified as interest cost.

Note 7 – Employee Benefit Plans

Dakota Growers Pasta Company, Inc. and Primo Piatto, Inc. have a 401(k) plan that covers employees who have met age and service requirements. The plan covers employees who have reached 21 years of age and who have completed 500 hours of service within six months. Effective January 1, 2003, the 401(k) plan was amended, and the Company match was changed to 100% on the first 3% of the employees' elected deferral and 50% on the next 2%. Previously, the Company matched 100% on the first 2% of the employees' elected deferral, 50% on the next 1%, and 25% on the next 4%. Employer contributions to the plan totaled $377,000, $345,000 and $319,000 for the years ended July 31, 2004, 2003 and 2002, respectively.

Primo Piatto, Inc. is also required to contribute to a multi-employer pension plan covering certain hourly employees subject to a collective bargaining agreement. Such employees may also participate in the 401(k) plan but are excluded from amounts contributed by Primo Piatto. Contributions to the pension plan for the years ended July 31, 2004, 2003 and 2002 totaled $60,000, $81,000 and $72,000, respectively.

Note 8 – Income Taxes

The conversion from a cooperative to a corporation effectuated via a series of mergers, the last of which was completed July 1, 2002, is treated as a reorganization under Code Section 368(a)(1)(F). A corporation that survives a reorganization defined in Code Section 368(a)(1)(F) is treated for tax purposes as a continuation of its predecessor; accordingly, the Company retained the fiscal year, accounting methods, tax elections and other tax attributes of the Cooperative. However, because it no longer operates on a cooperative basis after the conversion, the Company is taxable as a "C corporation." As such, it will no longer pay deductible patronage dividends and any distributions to the shareholders will be treated as nondeductible dividends.

The Cooperative was a non-exempt cooperative as defined by Section 1381(a)(2) of the Internal Revenue Code. Accordingly, net margins from business done with member patrons, which were allocated and paid as prescribed in Section 1382 of the Code (hereafter referred to as "qualified"), were taxable to the members and not to the Cooperative. Net margins and member allocations were determined on the basis of accounting used for financial reporting purposes. To the extent that net margins were not qualified as stated above or arose from business done with non-members, the Cooperative had taxable income subject to corporate income tax rates.

Upon conversion to a corporation, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6,105,000 during the year ended July 31, 2002.

Significant components of the Company's deferred tax assets and liabilities as of July 31, 2004 and 2003 related to temporary differences are as follows (in thousands):

	2004	2003
Deferred tax assets:		
AMT credit and net operating loss carry forwards	$ 1,331	$ 1,221
Accounts receivable allowances	472	346
Joint venture net loss allocation	243	–
Accrued expenses and other reserves	411	223
Total deferred tax assets	2,457	1,790
Deferred tax liabilities		
Property and equipment	(11,883)	(11,066)
Net deferred tax liabilities	$ (9,426)	$ (9,276)

Classified in the accompanying balance sheets as follows:

	2004	2003
Current assets	$ 937	$ 569
Noncurrent liabilities	(10,363)	(9,845)
Net deferred tax liabilities	$ (9,426)	$ (9,276)

At July 31, 2004, the Company has an AMT credit carryforward of $1,275,000, which may be carried forward indefinitely, and a federal net operating loss carryforward of $143,000, which expires in fiscal year 2024. Management believes it is more likely than not that the deferred tax assets as of July 31, 2004 will be realized through the generation of future taxable income and tax planning strategies.

Income tax expense (benefit) for the years ended July 31, 2004, 2003 and 2002 consists of the following (in thousands):

	2004	2003	2002
Current income tax expense (benefit)	$ 64	$ (78)	$ 1,792
Prior year underaccrual	–	64	–
Deferred income taxes	150	(91)	(515)
	214	(105)	1,277
Charge to record deferred taxes upon conversion from a cooperative to a corporation	–	–	6,105
Income tax expense (benefit)	$ 214	$ (105)	$ 7,382

The reconciliation of the federal statutory income tax rate to the effective income tax rate for the years ended July 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Federal statutory income tax rate	34.0%	(34.0)%	34.0%
Adjustment of prior year accrual	–	12.0	–
State income taxes, net of federal income tax effect	5.0	(5.0)	5.0
Patronage earnings	–	–	(25.1)
Charge to record deferred taxes upon conversion from a cooperative to a corporation	–	–	66.0
Other (net)	–	7.0	0.2
Effective income tax rate	39.0%	(20.0)%	80.1%

Note 9 – Fair Value of Financial Instruments

The fair value of a financial instrument is generally defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Quoted market prices are generally not available for the Company's financial instruments. Accordingly, fair values are based on judgments regarding anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amount of cash and cash equivalents, receivables, payables, short-term debt and other current assets and liabilities approximates fair value because of the short maturity and/or frequent repricing of those instruments.

The Company believes it is not practical to estimate the fair value of the securities of non-subsidiary cooperatives without incurring excessive costs because there is no established market for these securities and it is inappropriate to estimate future cash flows, which are largely dependent on future patronage earnings of the non-subsidiary cooperatives.

Based upon current borrowing rates with similar maturities, the fair value of the long-term debt approximates the carrying value as of July 31, 2004 and 2003.

Note 10 – Operating Leases

The Company leases equipment and office space under operating lease agreements. Future obligations for operating leases for fiscal years ended July 31 are as follows (in thousands):

2005	$ 1,113
2006	1,003
2007	686
2008	63
2009	36
Thereafter	8
	$ 2,909

Lease expense totaled $1,402,000, $1,485,000 and $1,014,000 for the years ended July 31, 2004, 2003 and 2002, respectively.

Note 11 – Sale-Leaseback

The Company entered into a sale-leaseback transaction effective March 29, 2002, for certain pasta production equipment. Proceeds from the sale totaled $5 million. The lease, which is classified as operating, sets forth an initial term of five years and calls for lease payments of $72,000 per month. At the end of the initial lease term, the Company may renew the lease at fair rental value, terminate the lease and surrender the equipment with the payment of a 10% of equipment cost remarketing fee, or purchase the equipment for $1,750,000. The Company realized a gain on the sale of $255,000, which was deferred and will be amortized in proportion to the gross rentals charged to expense over the five-year lease term. Minimum rentals required under the lease, which are also included in the future lease obligations disclosed in Note 10, for fiscal years ending July 31 are as follows (in thousands):

2005	863
2006	863
2007	576
	$ 2,302

Note 12 – Commitments and Contingencies

The Company forward contracts for a certain portion of its future durum wheat requirements. At July 31, 2004, the Company had outstanding commitments for grain purchases totaling $12,848,000 related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable.

Pursuant to a warehouse agreement with Sky Logistics & Distribution, Inc. (Sky), the Company is obligated to minimum monthly storage and handling volumes totaling approximately $330,000 for fiscal year 2005. This agreement expires October 31, 2004.

The Company has entered into long-term marketing agreements, which include volume and pricing commitments, with U.S. Food service and Safeway, Inc. through December 31, 2006 and August 31, 2006, respectively. The Company has also entered into an agreement with Gruppo Euricom, an Italian pasta manufacturer, to be the exclusive distributor of Gruppo Euricom's Italian pasta and rice products in the United States and Canada with an initial term through August 2006. These products are primarily sold in the private label retail and food service markets.

The Company has a commitment to contribute, when and as needed, additional funds up to an aggregate of approximately $4.0 million to DNA Dreamfields under the terms of the DNA Dreamfields operating agreement (See Note 2 - Investment in Joint Venture).

The Company is subject to various lawsuits and claims which arise in the ordinary course of its business. While the results of such litigation and claims cannot be predicted with certainty, management believes the disposition of all such proceedings, individually or in aggregate, should not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 13 – Stock Option Plans

On January 31, 1997 the Cooperative's Compensation Committee of the Board of Directors (the "Compensation Committee") adopted the Dakota Growers Incentive Stock Option Plan (the "Plan"). The Plan was ratified by the Cooperative members at the annual meeting in January 1998. The Compensation Committee or the Board of Directors has the power to determine the key management employees of the Company to receive options and the number of shares to be optioned to each of the employees. Options granted under the Plan are for the purchase of Series C Convertible Preferred Stock at fair market value, which were convertible into Equity Stock as a cooperative, and are now convertible into Common Stock and Series D Delivery Preferred Stock as a corporation at the option of the employee, under the applicable conversion ratio. The maximum number of preferred shares that may be issued pursuant to options granted under the Plan is 15,000, all of which have been issued as of July 31, 2004. Each share of Series C Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock of the Company. The conversion ratio is proportionately adjusted if the Company increases the outstanding shares of Common Stock or Series D Delivery Preferred Stock, as applicable, without payment by or to the Company or the Company's shareholders for such additional shares (e.g. stock split, stock dividend or other action). Options granted under the Plan must be exercised within ten years from the date such options are granted. In the event of the employee's termination with the Company, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse.

The Company's 2002 Stock Option Plan (the "2002 Plan") was

adopted by the Board of Directors on November 21, 2002. All options granted under the 2002 Plan are non-qualified stock options and are for the purchase of the Company's Common Stock. The maximum number of shares of Common Stock that may be issued pursuant to options granted under the 2002 Plan is 294,456 shares, all of which have been issued as of July 31, 2004. Stock options granted under the 2002 Plan expire 10 years from the date of grant.

On November 21, 2002 the Board of Directors adopted the Dakota Growers Pasta Company, Inc. 2003 Stock Option Plan (the "2003 Plan"), which was approved by the Company's shareholders at the Annual Meeting on January 11, 2003. The 2003 Plan covers 500,000 shares of the Company's Common Stock. Participation in this Plan shall be limited to officers, directors, employees, vendors or consultants of the Company or any subsidiary of the Company. Options granted under the 2003 Plan may be incentive stock options (as defined under Section 422 of the Code) or non-qualified stock options, as determined by the 2003 Plan administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated there under. The stock options generally expire 10 years from the date of grant. If the employment of the Optionee is terminated by any reason other than his or her death or disability, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse. Options to purchase 80,524 shares of Common Stock were granted under the 2003 Plan in fiscal year 2004.

The following table sets forth information regarding stock options outstanding and exercisable:

	Options to purchase Series C Convertible Preferred Stock			
	Number of Series C Convertible Preferred Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2001	–			
Exercised	–			
Granted	2,045	$ 100	$ 100.00	
Canceled/Expired	–			
Outstanding at July 31, 2002	2,045	$ 100	$ 100.00	2,045
Exercised	–			
Granted	686	$ 150	$ 150.00	
Canceled/Expired	–			
Outstanding at July 31, 2003	2,731	$ 100-$150	$ 112.56	2,731
Exercised	–			
Granted	–			
Canceled/Expired	–			
Outstanding at July 31, 2004	2,731	$ 100-$150	$ 112.56	2,731

	Options to purchase Common Stock			
	Number of Common Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2002	–			
Exercised	–			
Granted	294,456	$ 6.25	$ 6.25	
Canceled/Expired	–			
Outstanding at July 31, 2003	294,456	$ 6.25	$ 6.25	294,456
Exercised	–			
Granted	80,524	$ 4.25	$ 4.25	
Canceled/Expired	–			
Outstanding at July 31, 2004	374,980	$4.25-$6.25	$ 5.82	294,456

The Company applies APB No. 25 in accounting for employee stock options. Accordingly, no compensation expense was recorded during the years ended July 31, 2004, 2003 and 2002 related to the issuance or exercise of stock options. The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (excluding a volatility assumption): 2004 - risk free interest rate of 2.3%, expected dividend yield of zero and an expected life of 3 years; 2003 - risk free interest rate of 2.5%, expected dividend yield of zero and an expected life of 3 years; 2002 - risk free interest rate of 3.6%, expected dividend yield of zero and an expected life of 3 years. The pro forma application of Statement of Financial Accounting Standard (SFAS) No. 123 "Accounting for Stock-Based Compensation" would not have had a material impact on net income and earnings per share for the periods presented.

Note 14 – Related Party Transactions

Transactions with Executive Officers

The Company had pledged certificates of deposit as security for loans, totaling approximately $1,974,000, made by a financial institution to Timothy J. Dodd, President and Chief Executive Officer, and Thomas P. Friezen, Chief Financial Officer, to exercise stock options. These loans matured December 1, 2002.

In accordance with the provisions of the Sarbanes-Oxley Act of 2002, the Board of Directors approved the repurchase of 190,800 and 103,656 shares of the Company's Common Stock from Messrs. Dodd and Friezen, respectively. The repurchase was completed in November 2002. In conjunction with the repurchase of these shares at $6.25 per share, Messrs. Dodd and Friezen received proceeds of $1,192,500 and $647,850, respectively. In addition, Mr. Friezen received additional gross proceeds of $229,993 under a compensatory transaction in conjunction with the unwinding of previous stock option exercises and related officer loans. Messrs. Dodd and Friezen also received $81,311 and $53,425, respectively, under compensatory transactions for the interest on the loans made by the financial institution to exercise stock options. The proceeds received by Messrs. Dodd and Friezen were used to pay off their loans with the financial institution. As a result, the Company's certificates of deposit were no longer restricted. The Company redeemed the certificates of deposit in December 2002. Finally, Messrs. Dodd and Friezen were granted stock options to purchase 190,800 and 103,656 shares, respectively, of the Company's Common Stock with an exercise price of $6.25 per share. Such options were first exercisable on December 2, 2002.

The Company had advanced funds to Mr. Dodd and Mr. Friezen under promissory agreements to cover personal (unaudited) alternative minimum taxes and other costs generated as a result of these officers exercising stock options. Interest on the advances is charged at the applicable federal rate as published by the Internal Revenue Service. Certain of these promissory notes became due in conjunction with the repurchase of Common Stock from Messrs. Dodd and Friezen noted above. The Compensation Committee approved forgiving the principal totaling $92,153 and interest totaling $11,093 on these promissory notes in fiscal year 2003 as well as an additional compensatory transaction of $63,292 to cover estimated personal income taxes the officers incurred on the promissory note forgiveness.

Amounts due from officers totaled $82,000 as of July 31, 2004 and 2003.

DNA Dreamfields Company, LLC

The Company has entered into a manufacturing agreement with DNA Dreamfields whereby Dakota Growers is the exclusive manufacturer of Dreamfields™ low digestible carbohydrate pasta. The Company has also entered into a services agreement with DNA Dreamfields under which the Company provides administrative, accounting, information technology, sales, customer service and distribution services to DNA Dreamfields. Shipments of Dreamfields™ low digestible carbohydrate pasta began in February 2004.

Pursuant to the services agreement with DNA Dreamfields, to the extent the Company supplies logistics services for the delivery and billing of Dreamfields™ product, the title in and to the Dreamfields™ product shall remain with Dakota Growers, and the risk of loss shall pass from Dakota Growers to Dakota Grower's customers in accordance with terms and conditions set forth in purchase orders or agreements between Dakota Growers and its customers. Sales of Dreamfields™ products are included in the Company's net revenues. Manufacturing, distribution, and promotional costs incurred by the Company related to Dreamfields™ products are included in the applicable line items of the Company's income statement. On a monthly basis, the Company calculates a net amount due to DNA Dreamfields based on the total sales of Dreamfields™ product less related Dreamfields™ product costs, which include cash discounts, promotion and allowances, brokerage fees, bad debt write-offs, freight costs, storage and handling fees, and the transfer price established between the Company and DNA Dreamfields (as outlined in the manufacturing agreement). This net amount due to DNA Dreamfields, which totaled $2,712,000 for the year ended July 31, 2004, is included in the Company's cost of goods sold. Service fee income from DNA Dreamfields totaling $119,000 for the year ended July 31, 2004 is included in net revenues. The net amount due from DNA Dreamfields as of July 31, 2004 was $621,000, which is included in Other Receivables on the Balance Sheet.

Note 15 – Continued Dumping and Subsidy Offset Act of 2000

The U.S. Customs Service ("Customs") has distributed antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey to affected domestic producers pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"), which was enacted in October 2000. The Company received payments in the amount of $903,000 and $1,000,000 in December 2003 and 2002, respectively, under the Offset Act, based on duties assessed from October 1, 2001 to September 30, 2003. The Company repaid $34,000 and $305,000 to Customs in June 2003 and April 2004, respectively, pursuant to reclamation requests from Customs. The reclamation request related to the April 2004 repayment noted Customs had inadvertently left out an affected domestic producer that had timely filed a valid claim in the allocation calculation, resulting in an initial overpayment to the Company. The net proceeds received under the Offset Act have been classified as Other Income on the Income Statement. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including, but not limited to, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs.

Note 16 – Quarterly Financial Data (Unaudited)

Summary quarterly results are as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended July 31, 2004:				
Net revenues	$ 37,649	$ 35,403	$ 37,605	$ 34,022
Gross profit	1,911	3,042	4,126	3,355
Operating income (loss)	(92)	1,035	2,139	303
Net income (loss)	(539)	652	803	(580)
Basic net earnings (loss) per common share	(0.04)	0.05	0.07	(0.05)
Year ended July 31, 2003:				
Net revenues	$ 37,331	$ 40,740	$ 29,435	$ 29,300
Gross profit	5,207	4,728	1,295	416
Operating income (loss)	2,891	1,562	(801)	(1,822)
Net income (loss)	1,247	1,045	(928)	(1,793)
Basic net earnings (loss) per common share	0.10	0.08	(0.08)	(0.15)

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee
Dakota Growers Pasta Company, Inc.
Carrington, North Dakota

We have audited the accompanying consolidated balance sheets of Dakota Growers Pasta Company, Inc. (a North Dakota corporation) as of July 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended July 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dakota Growers Pasta Company, Inc. as of July 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended July 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Eide Bailly, LLP
Fargo, North Dakota
October 20, 2004

DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Dakota Growers Pasta Company
One Pasta Avenue, Carrington, ND 58421
701-652-2855 Fax: 701-652-3552